UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

Contacts in Santiago, Chile	February 28, 2017

Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the Fourth Quarter of 2016 and Full Year ended December 31, 2016

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year or the full year 2015, accordingly. For a better understanding of the analysis per country, we include quarterly and accumulated figures in nominal local currency.

Consolidated Sales Volume for the quarter was 218.0 million unit cases, decreasing 6.7% when compared to the same quarter of the previous year. Accumulated Sales Volume reached 779.0 million unit cases, representing a 5.0% decrease when compared to last year.

Consolidated Net Sales for the quarter amounted to Ch$519,111 million, decreasing 2.2% when compared to the same quarter of the previous year. Consolidated Accumulated Net Sales reached Ch$1,777,459 million, representing a 5.3% decrease when compared to last year.

Consolidated Operating Income(1) for the quarter reached Ch$72,654 million, representing a 3.1% increase when compared to the same quarter of the previous year. Accumulated Operating Income reached Ch$213,670 million, decreasing 0.9% when compared to last year.

Consolidated EBITDA(2) increased 3.1% when compared to the same quarter of the previous year, reaching Ch$98,429 million during the quarter. EBITDA margin reached 19.0%, expanding 97 basis points. Consolidated Accumulated EBITDA reached Ch$311,004 million, representing a 1.7% decrease when compared to last year. Accumulated EBITDA Margin reached 17.5%, an expansion of 65 basis points.

Net Income attributable to equity holders of the parent for the quarter reached Ch$36,379 million, representing a 20.5% increase when compared to the same quarter of the previous year. Net margin reached 7.0%, expanding 130 basis points. Accumulated Net Income reached Ch$90,526 million, increasing 3.0% when compared to last year. Accumulated Net Margin reached 5.1%.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“We ended the fourth quarter of the year with EBITDA and Net Income growths and margin expansions resulting from the focus we have placed on the strict control over costs and expenses and a very detailed management of the price and packaging strategy. This was achieved despite the fact that the macroeconomic situation of the countries in which we operate remains weak, particularly in the case of Brazil. We are confident that the execution at the point of sale, in an environment such as this is a priority for the proper development of our business. The availability of the right portfolio of products and packaging for each of our consumers at each point of sale, have been key in achieving our results.

On the other hand, the permanent commitment to our investors, as well as the company’s Corporate Governance standards, along with the sustainable development of our business, among other awards received, led us to be recognized as the ALAS 2016 Company in Chile during the month of November. This award is given to companies that demonstrate leadership, consistency, and excellence in the public disclosure of information regarding their investor relations, sustainable development, and corporate governance practices. Annually, only one company per country is worthy of this distinction. We are very proud of having received these awards that undoubtedly show that we are on the right path. We are convinced that the work of all of our collaborators is what has placed us a benchmark in each one of these important pillars and we will keep on working to continue generating shared value”.

(1) Operating Income considers Revenue, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Superintendence of Securities and Insurance and determined in accordance to IFRS.

(2) EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 51.8 and 0.5% respectively, while the Brazilian Real and the Chilean Peso appreciated by 14.3% and 4.6%, respectively. The Argentine Peso and the Paraguayan Guaraní depreciated against the Chilean Peso by 37.2% and 5.1% respectively generating a negative accounting impact due to the conversion of figures. On the other hand, the Brazilian Real appreciated by 11.3% regarding the Chilean Peso, generating a positive accounting effect upon conversion of figures. On average during the year the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 59.5%, 4.8%, 3.4% and 8.9% respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 35.2%, 1.3% and 5.0% respectively.  This generated a negative accounting impact due to the conversion of figures

4th Quarter 2016 vs. 4th Quarter 2015

Consolidated Sales Volume for the quarter reached 218.0 million unit cases, representing a 6.7% decrease with respect to the same period of 2015, explained by volume decreases in Argentina and Brazil, which were not able to be offset by the growth of our operations in Chile and Paraguay. Our Sales Volumes were affected by macroeconomic factors which are negatively impacting the economies of the countries where we operate having an effect over consumption, especially in Brazil and Argentina.

Consolidated Net Sales reached Ch$519,111 million, a 2.2% decrease, mainly explained by the aforementioned decrease in volumes. This was partially offset by price increases in all of the franchises where we operate.

Consolidated Cost of Sales decreased 3.4%, which is mainly explained by (i) lower sales volumes, and (ii) a lower cost in U.S. dollars of dollarized raw materials.  This was partially offset by (i) increased sales, having a direct incidence over concentrate costs, (ii) currency devaluations, particularly in Argentina, and (iii) higher labor costs in Argentina and Paraguay.

Consolidated Distribution Costs and Administrative Expenses decreased 2.3% which is mainly explained by the effect of translation of figures from our subsidiary in Argentina and Paraguay.  This was partially offset by (i) local inflations, particularly in Argentina, affecting most of these expenses, particularly labor costs, (ii) greater marketing expenses in Chile, and (iii) greater freights in Chile and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$72,654 million, a 3.1% growth. Operating Margin was 14.0%.

Consolidated EBITDA amounted to Ch$98,429 million, a 3.1% growth. EBITDA Margin was 19.0%.

Net Income for the quarter was Ch$36,379 million, a 20.5% growth and net margin reached 7.0%.

Full Year ended December 31. 2016 vs. Full Year ended December 31, 2015

Consolidated Sales Volume reached 779.0 million unit cases, representing a 5.0% decrease with respect to the same period of 2015, mainly explained by the volume contractions of the franchises in Brazil and Argentina. Consolidated Net Sales reached Ch$1,777,459 million, a 5.3% decrease.

Consolidated Cost of Sales decreased 6.6%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) lower sales volumes, and (iii) lower cost of dollarized raw materials.  This was partially offset by (i) increased sales having a direct incidence over concentrate costs, (ii) devaluations of local currency, and (iii) higher labor costs.

Consolidated Distribution Costs and Administrative Expenses decreased 4.8% mainly explained by the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay.  This was partially offset by (i) local inflations, particularly in Argentina, affecting most of these expenses, specifically labor costs, (ii) greater freight expenses in Chile, (iii) greater depreciation charges in Brazil, and (iv) greater marketing expenses in Chile and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$213,670 million, a 0.9% decrease.  Operating Margin was 12.0%.

Consolidated EBITDA amounted to Ch$311,004 million, dropping 1.7%. EBITDA Margin was 17.5%.

Net Income was Ch$90,526 million and net margin reached 5.1%.

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 51.8%, which has a negative effect over our dollarized costs. With respect to the Chilean peso it depreciated by 37.2% generating a negative accounting impact on the conversion of figures upon consolidation. On average during the year the Argentine Peso depreciated against the U.S. Dollar by 59.5% which has a negative effect over our dollarized costs. With respect to the Chilean peso, it depreciated by 35.2%, therefore generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

4th Quarter 2016 vs. 4th Quarter 2015

Sales Volume for the quarter decreased 6.8%, reaching 62.6 million unit cases, explained by a contraction in the soft drinks category, which was not offset by the growth of the other categories.  During the quarter volumes were negatively impacted by macroeconomic factors and a decrease in real salaries of our consumers. Our soft drinks market share reached 61.8 points, decreasing 80 basis points with respect to same period of the previous year, but however is 50 basis points higher than the third quarter.

Net Sales reached Ch$158,038 million a 16.0% decrease, explained by the already mentioned drop in volumes, as well as by the negative impact of the depreciation of local currency regarding the reporting currency upon consolidation of figures. In local currency, Net Sales increased 33.2% explained by the implementation of price increases and partially offset by the decrease in sales volume.

Cost of Sales decreased 15.3%, mainly explained by the effect upon translation of figures. In local currency they increased 34.5% explained in part by (i) increased revenue, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, and (iii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars. This was partially offset by (i) lower costs resulting from decreased sales volume and (ii) the lower costs in U.S. dollars of dollarized raw materials.

Distribution Costs and Administrative Expenses decreased 19.6% in the reporting currency.  In local currency, these expenses increased 27.5%, mainly explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties, which was partially offset by a lower marketing expense.

The foregoing effects led to an Operating Income of Ch$18,476 million, an 8.0% decrease. Operating Margin was 11.7%. In local currency Operating Income increased 45.7%.

EBITDA amounted to Ch$22,646 million, reflecting an 11.2% decrease. EBITDA Margin was 14.3%. On the other hand, in local currency, EBITDA grew 40.9%.

Full Year ended December 31. 2016 vs. Full Year ended December 31, 2015

Sales Volume reached 218.7 million unit cases, decreasing 6.6%. Net Sales reached Ch$517,059 million, a 17.6% decrease, explained by the already mentioned drop in volumes and by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased 27.4%, which was explained by the implementation of price increases and partially offset by the drop in volumes.

Cost of Sales decreased 20.5%, which is mainly explained by the effect of translation of figures. In local currency they increased by 23.1%, which in part is explained by (i) increased revenue which has a direct incidence on the cost of concentrate, (ii) increased labor costs, mainly resulting from high local inflation, and (iii) the effect of the devaluation of the Argentine peso on dollarized costs.  This was partially offset by (i) lower costs resulting from decreased sales volume and (ii) the lower cost in U.S. dollars of dollarized raw materials.

Distribution Costs and Administrative Expenses decreased 16.0% in the reporting currency.  In local currency they increased 29.8% which is mainly explained by the effect of local inflation in expenses such as labor, freight and services provided by third parties.

The foregoing mentioned impacts, led to an Operating Income of Ch$54,857 million, a 6.2% decrease. Operating Margin was 10.6%. In local currency Operating Income increased 44.5%.

EBITDA amounted to Ch$71,302 million, a 10.5% reduction. EBITDA Margin was 13.8%. On the other hand EBITDA in local currency grew 38.1%.

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Brazilian Real appreciated by 14.3% against the US Dollar, having a direct positive impact over our dollarized costs. Regarding the Chilean Peso it appreciated by 11.3%, having a positive accounting impact on the conversion of figures upon consolidation. On average during the year the Brazilian Real depreciated against the U.S. Dollar by 4.8%, which has a direct negative impact on our dollarized costs. With respect to the Chilean peso, it depreciated by 1.3%, therefore having a slight negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

4th Quarter 2016 vs. 4th Quarter 2015

Sales Volume during the quarter reached 69.9 million unit cases, a 17.2% decrease, explained by volume contractions in all categories where we participate Volumes during the quarter continue to be influenced by macroeconomic factors and low consumer trust levels affecting consumption. Soft drinks market share in our franchises in Brazil reached 63.2 points, decreasing 20 basis points regarding the same period of the previous year, which however is 40 basis point higher than the third quarter.

Net Sales reached Ch$165,429 million, a 2.9% increase, mainly explained by the already mentioned effect upon translation of figures.  In local currency, Net Sales decreased 7.5%, explained by the reduction in sales volume that was not able to be offset by the implementation of price increases.

Cost of Sales decreased 2.7% mainly explained by the effect upon translation of figures.  In local currency they decreased 12.6% which is mainly explained by (i) lower volumes sold, (ii) a lower cost in U.S. dollars of dollarized raw materials, (iii) lower labor costs, partially explained by the shutdown of the Vitoria plant, and (iv) the positive effect over dollarized costs of the appreciation of the Brazilian real against the U.S. dollar.  These effects were partially offset by (i) a greater cost of concentrate given the implementation of price increases, and (ii) greater costs of other beverages.

Distribution Costs and Administrative Expenses increased 11.1% in the reporting currency.  In local currency, they did not vary, which in part is explained by (i) lower freight expenses resulting from the lower volume sold, which was offset by greater labor costs.

The aforementioned effects led to an Operating Income of Ch$22,606 million, a 15.0% growth.  Operating Margin was 13.7%.  In local currency, Operating Income increased 3.8%.

EBITDA amounted to Ch$29,138 million, a 12.7% growth with respect to the previous year. EBITDA Margin was 17.6%. In local currency EBITDA increased 1.5%.

Full Year ended December 31. 2016 vs. Full Year ended December 31, 2015

Sales Volume reached 266.1 million unit cases, decreasing 8.4%. Net Sales reached Ch$590,146 million, a 2.8% decrease explained by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales decreased by 0.7% regarding the same period of the previous year, explained by the already mentioned decrease in volumes that was not able to be offset by the implementation of price increases.

Cost of Sales decreased 2.7%, which is mainly explained by the effect of translation of figures. In local currency they decreased by 0.9%, which is mainly explained by (i) lower volume sold, (ii) lower costs in U.S. dollars of dollarized raw materials, and (iii) lower labor costs, partially explained by the shutdown of the Vitoria plant.  These effects were partially offset by (i) greater concentrate costs resulting from the implementation of price increases, (ii) the devaluation effect of the Brazilian Real over our dollarized costs and (iii) greater cost of other beverages, particularly driven by a greater consumption of water.

Distribution Costs and Administrative Expenses decreased 1.4% in the reporting currency.  In local currency they increased 0.4% which in part is explained by (i) higher labor costs and (ii) greater depreciation charges, which were partially offset by lower distribution costs given the internalization of the production fleet and lower sales volume.

The foregoing mentioned impacts, led to an Operating Income of Ch$71,290 million, a 6.1% decline. Operating Margin was 12.1%. In local currency, Operating Income decreased 2.3%.

EBITDA reached Ch$96,957 million, a 5.4% decrease regarding the previous year. EBITDA Margin was 16.4%. In local currency EBITDA decreased 2.1%.

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Chilean Peso appreciated by 4.6% against the US Dollar, which has a positive impact over our dollarized costs. On average during the year the Chilean peso depreciated against the U.S. Dollar by 3.4% which has a negative impact over our dollarized costs.

4th Quarter 2016 vs. 4th Quarter 2015

During the quarter, Sales Volume reached 67.7 million unit cases, representing a 4.0% increase, explained by a growth in all categories where we participate. On the other hand, volume market share for soft drinks, compared to the same quarter of the previous year, dropped 110 basis points reaching 67.9 points, which is mainly explained by promotional activities implemented by our competitors, focused on future consumption, particularly in the supermarket channel.

Net Sales reached Ch$159,251 million, a 9.1% increase, explained by the increase in average prices and the aforementioned volume growth.

Cost of Sales increased by 9.1%, mainly explained by (i) the shift in the mix from soft drinks to water, juices and others, and (ii) higher depreciation charges. This was partially offset by the lower cost in U.S. Dollars of our dollarized raw materials, mainly sugar and PET.

Distribution Costs and Administrative Expenses increased 12.0%, which is mainly explained by the effect of other operating income classified in this item, and that were substantially higher than the fourth quarter of 2015. Isolating this effect SG&As would have increased 5.2% in local currency, which is mainly explained by (i) greater distribution freight expenses and (ii) greater marketing expenses.  This was partially offset by lower haulage freights.

The aforementioned effects led to an Operating Income of Ch$25,429 million, 4.6% higher when compared to the previous year.  Operating Margin was 16.0%.

EBITDA reached Ch$37,781 million, a 9.5% growth.  EBITDA Margin was 23.7%.

Full Year ended December 31. 2016 vs. Full Year ended December 31, 2015

Sales Volume reached 232.2 million unit cases, representing a 0.7% decrease, explained by the sales volume reduction in the soft drinks category that was partially offset by the growth of the juices and water category. Net Sales reached Ch$540,427 million, reflecting a 5.0% growth, explained by an increase in average prices that was partially offset by the aforementioned volume decrease.

Cost of Sales increased 3.2%, which is mainly explained by (i) higher concentrate costs resulting from the implementation of price increases, (ii) the depreciation of the Chilean peso which has a negative impact over dollarized costs, and (iii) the shift in the mix from soft drinks to water, juices and others.  This was partially offset by the lower cost in U.S. Dollars of our dollarized raw materials, mainly sugar and PET.

Distribution Costs and Administrative Expenses increased 7.1% which is mainly explained by (i) greater marketing expenses, (ii) greater labor costs and (iii) greater distribution freights, which were partially offset by lower haulage freights.

The foregoing mentioned impacts, led to an Operating Income of Ch$68,879 million, 9.2% higher when compared to the previous year. Operating Margin was 12.7%.

EBITDA amounted to Ch$112,499 million, increasing 9.1%. EBITDA Margin was 20.8%.

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2015 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated by 0.5% with respect to the U.S. Dollar, which has a slightly negative impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 5.1%, generating a negative accounting impact on the conversion of figures upon consolidation. On average during the year, the Paraguayan Guaraní depreciated by 8.9% against the U.S. Dollar which has a negative effect over our costs expressed in U.S. Dollars.  Regarding the Chilean Peso it depreciated by 5.0%, originating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

4th Quarter 2016 vs. 4th Quarter 2015

Sales Volume during the quarter reached 17.9 million unit cases, a 4.4% growth, explained by the growth in sales volumes of all the categories in which we participate. Our volume market share for soft drinks* reached 66.8 points during the quarter, 270 basis points lower compared to the previous year, explained by promotional activities, such as discounts in the main packagings and new launches of our competitors, as well as distribution improvements.

Net Sales reached Ch$36,940 million, reflecting a 2.8% growth, which is mainly explained by the already mentioned effect upon translation of figures. In local currency Net Sales increased 8.4% explained by the implementation of price increase during the quarter and the already mentioned growth in sales volume.

Cost of Sales increased 1.6% explained in part by the effect upon translation of figures.  In local currency it increased 7.0% mainly explained by (i) greater concentrate costs resulting from the implementation of price increases and (ii) greater labor costs.

Distribution Costs and Administrative Expenses increased 8.9% and in local currency 14.8%.  This is mainly explained by the effect of other operating income classified in this item and that were substantially higher than the fourth quarter of 2015.  Isolating this effect, SG&As would have increased 8.6% in local currency, which is mainly explained by (i) greater labor expenses, and (ii) greater distribution freights, which were partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$7,523 million, which is 0.3% higher compared to the previous year. Operating Margin was 20.4%.  In local currency Operating Income grew 5.8%.

EBITDA reached Ch$10,244 million decreasing 3.4% and EBITDA Margin was 27.7%. In local currency EBITDA grew 1.9%.

Full Year ended December 31. 2016 vs. Full Year ended December 31, 2015

Sales Volume reached 62.0 million unit cases, representing a 1.0% growth, explained by the volume growth of all categories in which we participate. Net Sales reached Ch$132,006 million, a 1.5% growth which in part is explained by the effect of conversion of figures. In local currency, Net Sales grew 7.2% which is explained by the implementation of price increases during the period and by the already mentioned growth in Sales Volume.

Cost of Sales decreased 0.3%, explained by the effect of translation of figures. In local currency they increased by 5.2%, which is mainly explained by (i) greater concentrate costs resulting from the implementation of price increases, (ii) greater labor costs, and (iii) the effect of the shift in the mix towards products carrying a greater cost such as juices, and (iv) the depreciation effect of the Paraguayan guaraní over dollarized costs.

Distribution Costs and Administrative Expenses increased 2.1% in the reporting currency, while in local currency they increased 8.0%. This is mainly explained by (i) greater marketing expenses, (ii) greater labor costs, and (iii) greater distribution freights, which were partially offset by lower depreciation charges.

The foregoing mentioned impacts, led to an Operating Income of Ch$23,747 million, a 7.1% increase compared to the previous year. Operating Margin was 18.0%. In local currency Operating Income increased 13.2%.

EBITDA amounted to Ch$35,351 million, 1.1% higher compared to the previous year and EBITDA Margin was 26.8%. EBITDA Margin in local currency increased 6.7%.

*Note: Pursuant to Nielsen’s global protocol, an improvement process after a year of measurement for all new markets has been stipulated. This process involves the restatement of universes and the incorporation of new variables in the projection. Therefore, making this adjustment, market share during the Fourth Quarter of 2015 was 69.6 points.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded a Ch$10,982 million expense, which is compared to a Ch$8,770 million expense for the same quarter of the previous year, mainly explained by (i) the effect upon translation of figures and (ii) lower financial income.

•                  Results by Investment in Related Companies account went from a Ch$190 million loss to a Ch$307 million loss, principally explained by a positive variation in proportional equity value from Brazilian equity investees, CMF and Coca-Cola del Valle.

•                  Other Income and Expenses account recorded a Ch$6,738 million loss compared to the Ch$9,700 million loss reported during the same quarter of the previous year.  This is mainly explained by lower write-offs of property, plant & equipment in Brazil.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$2,910 million loss to a Ch$898 million loss.  This lower loss is mainly explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a lower variation (0.47%) compared to that of the same quarter of the previous year (1.11%). This was partially offset by the negative impact of a lower net restatement of time deposits in UFs in Chile and judicial deposits in Brazil.

•                  Income Tax went from -Ch$18,313 million to -Ch$16,966 million, mainly resulting from a lower estimate of deferred taxes arising from exchange rate differences.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•             Total financial assets, amounted to US$420.6 million. Excluding the mark-to-market effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$293.9 million, which are invested in time deposits and short-term fixed income money markets. In terms of currency exposure, without considering CCS, financial assets are 33.4% in Chilean Pesos, 23.5% in U.S. Dollars, 19.1% in UFs, 13.3% in Brazilian Real, 7.2% in Paraguayan Guaraní, and 3.5% in Argentine Pesos.

•             Financial debt level reached US$1,174.6 million, US$575 million of which correspond to a bond on the international market, US$489.2 million to bonds in the local Chilean market and US$110.4 million correspond to bank debt. Financial debt, including the CCS effect is 64.6% denominated in UFs, 33.0% in Brazilian Real, 1.3% in Chilean Pesos, 0.7% in U.S. Dollars, 0.3% in Argentine Pesos and 0.1% in Paraguayan Guaraní.

•             The Company’s Net Debt including the aforementioned CCS effect reached US$754.0 million.

RECENT EVENTS

•                  On November 28, the Company was recognized as the 2016 ALAS20 Company in Chile, the most important category to which a company can aspire in ALAS20 nationwide in Brazil, Chile, Colombia, Mexico and Peru.  Annually, only one company per country is worthy of this distinction. The ALAS20 award is given to companies that demonstrate leadership, consistency, and excellence in the public disclosure of information regarding their investor relations practices, sustainable development, and corporate governance practices. The selection of the company in the ALAS20 category is determined after a systematic assessment process, considering points based on empiric evidence.

In addition to the ALAS20 award, Coca-Cola Andina received the following recognitions:

•                 First Place in the Category Leading Company in Investor Relations

•                 Second Place in the Category Sustainability Leader

•                  Second Place in the Category Corporate Governance Leader

•                  Third Place in Director Leading Company in Sustainability

•                  On December 27, 2016 Coca-Cola Andina confirmed its decision to The Coca-Cola Company of participating in the “Ades” business and of commercializing said products in all of its franchise territories. Coca-Cola Andina committed to invest an approximate amount of US$42 million, and the operation is expected to materialize within the first quarter of 2017.

•                  On January 26, 2017, Interim Dividend Nº 200 was paid in the amount of: Ch$19.0 (nineteen point zero Chilean pesos) per each Series A Share; and Ch$20.9 (twenty point nine Chilean pesos) per each Series B Share. The Shareholders’ Registry for the payment of this dividend closed on January 20, 2017.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Fourth Quarter’s Results as of December 31,  2016, on, Wednesday March 1, 2017 at 9:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (888) 632-3384 - International (outside USA) 1 (785) 424-1675. Access Code: ANDINA.  A replay of this conference call will be available until midnight (Eastern Time) of March 16, 2017. To obtain the replay please dial: USA 844-488-7474 — International (Outside U.S.A.) 1 (862) 902-0129. Access Code: 26346217. The audio will be available on the Company’s website: www.koandina.com beginning Friday, March 3rd, 2017.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2016 more than 4.4  billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	October-December 2016					October-December 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	67.7	69.9	62.6	17.9	218.0	65.0	84.3	67.1	17.2	233.6	-6.7%

Net sales	159,251	165,429	158,038	36,940	519,111	145,987	160,801	188,230	35,918	530,572	-2.2%
Cost of sales	(92,941)	(98,244)	(86,060)	(21,135)	(297,833)	(85,187)	(101,020)	(101,604)	(20,811)	(308,258)	-3.4%
Gross profit	66,310	67,185	71,978	15,804	221,278	60,800	59,781	86,626	15,107	222,314	-0.5%
Gross margin	41.6%	40.6%	45.5%	42.8%	42.6%	41.6%	37.2%	46.0%	42.1%	41.9%
Distribution and administrative expenses	(40,881)	(44,579)	(53,502)	(8,281)	(147,243)	(36,492)	(40,131)	(66,553)	(7,605)	(150,781)	-2.3%

Corporate expenses (2)					(1,381)					(1,038)	33.0%
Operating income (3)	25,429	22,606	18,476	7,523	72,654	24,308	19,650	20,072	7,502	70,494	3.1%
Operating margin	16.0%	13.7%	11.7%	20.4%	14.0%	16.7%	12.2%	10.7%	20.9%	13.3%
EBITDA (4)	37,781	29,138	22,646	10,244	98,429	34,517	25,860	25,506	10,601	95,446	3.1%
EBITDA margin	23.7%	17.6%	14.3%	27.7%	19.0%	23.6%	16.1%	13.6%	29.5%	18.0%

Financial (expenses) income (net)					(10,982)					(8,770)	25.2%
Share of (loss) profit of investments accounted for using the equity method					(307)					(190)	61.6%
Other income (expenses) (5)					(6,738)					(9,700)	-30.5%
Results by readjustement unit and exchange rate difference					(898)					(2,910)	-69.1%

Net income before income taxes					53,728					48,924	9.8%

Income tax expense					(16,966)					(18,313)	-7.4%

Net income					36,762					30,611	20.1%

Net income attributable to non-controlling interests					(383)					(409)	-6.3%
Net income attributable to equity holders of the parent					36,379					30,202	20.5%
Net margin					7.0%					5.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					38.4					31.9
EARNINGS PER ADS					230.6					191.4	20.5%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, IFRS GAAP

(In nominal million   US$, except per share)

Exch. Rate :	665.90	Exch. Rate :	698.03

	October-December 2016					October-December 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	67.7	69.9	62.6	17.9	218.0	65.0	84.3	67.1	17.2	233.6	-6.7%

Net sales	239.2	248.4	237.3	55.5	779.6	209.1	230.4	269.7	51.5	760.1	2.6%
Cost of sales	(139.6)	(147.5)	(129.2)	(31.7)	(447.3)	(122.0)	(144.7)	(145.6)	(29.8)	(441.6)	1.3%
Gross profit	99.6	100.9	108.1	23.7	332.3	87.1	85.6	124.1	21.6	318.5	4.3%
Gross margin	41.6%	40.6%	45.5%	42.8%	42.6%	41.6%	37.2%	46.0%	42.1%	41.9%
Distribution and administrative expenses	(61.4)	(66.9)	(80.3)	(12.4)	(221.1)	(52.3)	(57.5)	(95.3)	(10.9)	(216.0)	2.4%

Corporate expenses (2)					(2.1)					(1.5)	39.4%
Operating income (3)	38.2	33.9	27.7	11.3	109.1	34.8	28.1	28.8	10.7	101.0	8.0%
Operating margin	16.0%	13.7%	11.7%	20.4%	14.0%	16.7%	12.2%	10.7%	20.9%	13.3%
EBITDA (4)	56.7	43.8	34.0	15.4	147.8	49.4	37.0	36.5	15.2	136.7	8.1%
EBITDA margin	23.7%	17.6%	14.3%	27.7%	19.0%	23.6%	16.1%	13.6%	29.5%	18.0%

Financial (expenses) income (net)					(16.5)					(12.6)	31.3%
Share of (loss) profit of investments accounted for using the equity method					(0.5)					(0.3)	69.4%
Other income (expenses) (5)					(10.1)					(13.9)	-27.2%
Results by readjustement unit and exchange rate difference					(1.3)					(4.2)	67.6%

Net income before income taxes					80.7					70.1	15.1%

Income tax expense					(25.5)					(26.2)	-2.9%

Net income					55.2					43.9	25.9%

Net income attributable to non-controlling interests					(0.6)					(0.6)	-1.7%
Net income attributable to equity holders of the parent					54.6					43.3	26.3%
Net margin					7.0%					5.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.06					0.05
EARNINGS PER ADS					0.35					0.27	26.3%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve  Months Results for the period ended December 31, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	January-December 2016					January-December 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	232.2	266.1	218.7	62.0	779.0	233.7	290.6	234.2	61.4	819.9	-5.0%

Net sales	540,427	590,146	517,059	132,006	1,777,459	514,733	607,048	627,258	130,039	1,877,394	-5.3%
Cost of sales	(319,214)	(359,156)	(279,308)	(78,410)	(1,033,910)	(309,387)	(369,212)	(351,140)	(78,651)	(1,106,706)	-6.6%
Gross profit	221,214	230,989	237,751	53,596	743,549	205,345	237,836	276,118	51,389	770,688	-3.5%
Gross margin	40.9%	39.1%	46.0%	40.6%	41.8%	39.9%	39.2%	44.0%	39.5%	41.1%
Distribution and administrative expenses	(152,334)	(159,699)	(182,894)	(29,849)	(524,776)	(142,287)	(161,899)	(217,644)	(29,222)	(551,051)	-4.8%

Corporate expenses (2)					(5,104)					(4,040)	26.3%
Operating income (3)	68,879	71,290	54,857	23,747	213,670	63,059	75,936	58,474	22,167	215,596	-0.9%
Operating margin	12.7%	12.1%	10.6%	18.0%	12.0%	12.3%	12.5%	9.3%	17.0%	11.5%
EBITDA (4)	112,499	96,957	71,302	35,351	311,004	103,142	102,508	79,646	34,972	316,229	-1.7%
EBITDA margin	20.8%	16.4%	13.8%	26.8%	17.5%	20.0%	16.9%	12.7%	26.9%	16.8%

Financial (expenses) income (net)					(41,713)					(45,551)	-8.4%
Share of (loss) profit of investments accounted for using the equity method					(263)					(2,328)	88.7%
Other income (expenses) (5)					(24,392)					(27,813)	-12.3%
Results by readjustement unit and exchange rate difference					(6,446)					(10,165)	36.6%

Net income before income taxes					140,856					129,740	8.6%

Income tax expense					(48,807)					(41,643)	17.2%

Net income					92,049					88,098	4.5%

Net income attributable to non-controlling interests					(1,523)					(234)	549.7%
Net income attributable to equity holders of the parent					90,526					87,863	3.0%
Net margin					5.1%					4.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					95.6					92.8
EARNINGS PER ADS					573.8					556.9	3.0%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve  Months Results for the period ended December 31, IFRS GAAP

(In nominal million   US$, except per share)

Exch. Rate :	676.68	Exch. Rate :	654.66

	January-December 2016					January-December 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	232.2	266.1	218.7	62.0	779.0	233.7	290.6	234.2	61.4	819.9	-5.0%

Net sales	798.7	872.1	764.1	195.1	2,626.8	786.3	927.3	958.1	198.6	2,867.7	-8.4%
Cost of sales	(471.7)	(530.8)	(412.8)	(115.9)	(1,527.9)	(472.6)	(564.0)	(536.4)	(120.1)	(1,690.5)	-9.6%
Gross profit	326.9	341.4	351.4	79.2	1,098.8	313.7	363.3	421.8	78.5	1,177.2	-6.7%
Gross margin	40.9%	39.1%	46.0%	40.6%	41.8%	39.9%	39.2%	44.0%	39.5%	41.1%
Distribution and administrative expenses	(225.1)	(236.0)	(270.3)	(44.1)	(775.5)	(217.3)	(247.3)	(332.5)	(44.6)	(841.7)	-7.9%

Corporate expenses (2)					(7.5)					(6.2)	22.2%
Operating income (3)	101.8	105.4	81.1	35.1	315.8	96.3	116.0	89.3	33.9	329.3	-4.1%
Operating margin	12.7%	12.1%	10.6%	18.0%	12.0%	12.3%	12.5%	9.3%	17.0%	11.5%
EBITDA (4)	166.3	143.3	105.4	52.2	459.6	157.6	156.6	121.7	53.4	483.0	-4.9%
EBITDA margin	20.8%	16.4%	13.8%	26.8%	17.5%	20.0%	16.9%	12.7%	26.9%	16.8%

Financial (expenses) income (net)					(61.6)					(69.6)	-11.4%
Share of (loss) profit of investments accounted for using the equity method					(0.4)					(3.6)	89.1%
Other income (expenses) (5)					(36.0)					(42.5)	-15.2%
Results by readjustement unit and exchange rate difference					(9.5)					(15.5)	38.6%

Net income before income taxes					208.2					198.2	5.0%

Income tax expense					(72.1)					(63.6)	13.4%

Net income					136.0					134.6	1.1%

Net income attributable to non-controlling interests					(2.3)					(0.4)	528.5%
Net income attributable to equity holders of the parent					133.8					134.2	-0.3%
Net margin					5.1%					4.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.14					0.14
EARNINGS PER ADS					0.85					0.85	-0.3%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

			Variation %
	12-31-2016	12-31-2015	12-31-2015
ASSETS
Cash + Time deposits + market. Securit.	201,417	216,653	-7.0%
Account receivables (net)	196,313	180,996	8.5%
Inventories	144,709	133,333	8.5%
Other current assets	10,304	16,427	-37.3%
Total Current Assets	552,742	547,410	1.0%

Property, plant and equipment	1,320,867	1,224,943	7.8%
Depreciation	(654,716)	(584,413)	12.0%
Total Property, Plant, and Equipment	666,151	640,530	4.0%

Investment in related companies	77,198	54,191	42.5%
Goodwill	102,920	95,836	7.4%
Other long term assets	800,099	871,395	-8.2%
Total Other Assets	980,216	1,021,421	-4.0%

TOTAL ASSETS	2,199,110	2,209,361	-0.5%

			Variation %
	12-31-2016	12-31-2015	12-31-2015
LIABILITIES & SHAREHOLDERS’ EQUITY
Short term bank liabilities	20,610	23,991	-14.1%
Current portion of bonds payable	26,730	19,237	39.0%
Other financial liabilities	4,015	2,743	46.4%
Trade accounts payable and notes payable	286,957	261,179	9.9%
Other liabilities	81,223	73,424	10.6%
Total Current Liabilities	419,534	380,574	10.2%

Long term bank liabilities	17,736	30,238	-41.3%
Bonds payable	685,684	718,004	-4.5%
Other financial liabilities	18,150	17,057	6.4%
Other long term liabilities	215,835	211,953	1.8%
Total Long Term Liabilities	937,405	977,253	-4.1%

Minority interest	21,564	21,060	2.4%

Stockholders’ Equity	820,606	830,474	-1.2%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,199,110	2,209,361	-0.5%

Financial Highlights

(In nominal million Chilean Pesos)

	12-31-2016	12-31-2015
ADDITIONS TO FIXED ASSETS
Chile	42,432	50,043
Brazil	39,517	24,831
Argentina	37,030	30,056
Paraguay	9,240	7,470
	128,217	112,400

	12-31-2016	12-31-2015
DEBT RATIOS
Financial Debt / Total Capitalization	0.48	0.49
Financial Debt / EBITDA L12M	2.49	2.57
*EBITDA L12M+Interest Income/Interest Expense L12M	6.24	5.86

* Includes interest income

L12M: Last twelve months

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2016 IFRS GAAP

(In nominal local currency of each period)

	October-December 2016				October-December 2015
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	67.7	69.9	62.6	17.9	65.0	84.3	67.1	17.2

NET SALES	159,251	819.4	3,676.7	318,186	145,987	885.4	2,759.4	293,616
Cost of sales	(92,941)	(486.3)	(2,002.1)	(182,038)	(85,187)	(556.4)	(1,488.5)	(170,181)
Gross profit	66,310	333.2	1,674.6	136,148	60,800	329.1	1,271.0	123,435
Gross margin	41.6%	40.7%	45.5%	42.8%	41.6%	37.2%	46.1%	42.0%
Distribution and administrative expenses	(40,881)	(220.9)	(1,245.0)	(71,269)	(36,492)	(220.9)	(976.2)	(62,087)

Operating income (1)	25,429	112.3	429.6	64,879	24,308	108.2	294.8	61,347
Operating margin	16.0%	13.7%	11.7%	20.4%	16.7%	12.2%	10.7%	20.9%
EBITDA (2)	37,781	144.6	526.4	88,299	34,517	142.4	373.5	86,652
EBITDA margin	23.7%	17.6%	14.3%	27.8%	23.6%	16.1%	13.5%	29.5%

(1)                                 OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)                                 EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2016 IFRS GAAP

(In nominal local currency of each period)

	January-December 2016				January-December 2015
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	232.2	266.1	218.7	62.0	233.7	290.6	234.2	61.4

NET SALES	540,427	3,036.9	11,342.7	1,107,678	514,733	3,058.9	8,903.3	1,033,215
Cost of sales	(319,214)	(1,848.6)	(6,132.0)	(657,750)	(309,387)	(1,865.5)	(4,982.9)	(625,039)
Gross profit	221,214	1,188.3	5,210.7	449,928	205,345	1,193.3	3,920.4	408,176
Gross margin	40.9%	39.1%	45.9%	40.6%	39.9%	39.0%	44.0%	39.5%
Distribution and administrative expenses	(152,334)	(819.2)	(4,013.0)	(250,311)	(142,287)	(815.6)	(3,091.4)	(231,758)

Operating income (1)	68,879	369.1	1,197.8	199,617	63,059	377.7	829.0	176,418
Operating margin	12.7%	12.2%	10.6%	18.0%	12.3%	12.3%	9.3%	17.1%
EBITDA (2)	112,499	501.1	1,557.4	296,810	103,142	511.6	1,128.1	278,172
EBITDA margin	20.8%	16.5%	13.7%	26.8%	20.0%	16.7%	12.7%	26.9%

(1)                                 OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)                                 EBITDA: Operating Income + Depreciation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, February 28, 2017